Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

CH2M and Jacobs:

A winning combination.

A winning combination.

Together, we create a premier global consulting, design, engineering, construction, operations and maintenance firm with a common vision of providing innovative solutions for a more connected, sustainable world.

We create a premier global consulting, design, engineering, construction and maintenance firm with a common purpose of providing innovative solutions for a more connected, sustainable world.

We have more similarities than differences on matters of strategy, industry prominence, a focus and dedication to safety, ethics, sustainability, the well-being of employees, and serving clients with the highest distinction. Together, we will have financial strength to invest in growth for a promising future.

What was announced today?

•        We made a historic announcement that our Board of Directors unanimously approved an agreement for Jacobs to acquire CH2M in a cash and stock transaction valued at $2.85 billion, or $88.08 per CH2M share, subject to stockholder and regulatory approvals, as well as customary closing conditions.

•        After all approvals are secured, we anticipate closing the transaction before the end of this calendar year.

•        The agreement reflects significant value above CH2M’s current stock price of $50.69, while the Jacobs stock portion of the consideration provides an opportunity to participate in the ownership of the combined company, with the expectation of meaningful upside.

What is the rationale for this decision?

•        This was our choice—we believe the right choice—to control our destiny and secure the best possible future for our company while also delivering liquidity to our stockholders.

•        We are uniting two industry-leading, innovative companies with highly complementary capabilities to create a differentiated value proposition for clients globally that brings preeminent talent and solutions.

•        We bring highly complementary capabilities. with minimal overlap. Combining our respective strengths, well be positioned to bring a full complement of services, creating greater opportunities for employees and our companies to expand and scale our capabilities globally.

•        It establishes a combined winner—not just to be bigger, but to create a better company together—for the future of both firms. Together, we expect to provide excellent opportunities for employees and superior value for clients, with greater financial strength for a bright and sustainable future.

•        It positions us for compelling, profitable growth opportunities for the combined company, including excellent opportunities for CH2M employees valued at the heart of the proposal, as reflected by the value afforded.

•        Global leadership in industry rankings, with the thought leaders and technologists, global scale and local expertise that should allow us to deliver superior value to our clients, in end-to-end solutions from consulting through engineering, construction and maintenance.

A winning combination.

What does this mean for CH2M employees?

•       We believe it presents excellent opportunities for employees to grow and develop their careers in the combined organization.

•       People are at the heart of both companies. The combination of CH2M with Jacobs fundamentally focuses on the talents we both bring to the equation.

•       We expect to build on our respective strengths to create a better company, positioned for even greater levels of success long into the future, with greater opportunities for employees, and a broader offering to make us a more valued partner to clients.

What will happen to my pay and benefits?

•       Our agreement provides that CH2M employees’ cash compensation—including base salary, commissions, targeted bonus opportunities— and benefits will remain substantially similar in aggregate, for at least one year following completion of the transaction.

•       You should also know that Jacobs is committed to competitive compensation and benefits plans that attract, reward and incentivize world-class talent, consistent with its rankings among Forbes Best Large Employers list and Fortune Magazine’s Most Admired Companies in the World list.

•       CH2M’s U.S. severance pay plan also will remain in effect for one year after the transaction’s closing.

•       In countries outside of the U.S.. all applicable requirements for advance notice and severance pay remain in place for at least one year following completion of the transaction and in keeping with applicable labor laws and statutory requirements.

When will we have more information about pay and benefits?

•       In the coming months, representatives of both companies will review and discuss our respective plans to work through these details; more information will be forthcoming.

Does Jacobs offer development opportunities for employees?

•       Yes, and more information will be made available after the transaction is completed.

Where can I learn more about Jacobs?

•       Jacobs was founded in 1947, within one year of CH2M, founded in 1946. Today, Jacobs is one of the worlds largest and most diverse providers of full-spectrum technical, professional and construction services for industrial, commercial and government organizations globally.

•       Jacobs became a public company in 1970, listed on the New York Stock Exchange under the symbol “JEC.”

•       With $11 billion in 2016 revenue. Jacobs employs more than 54,000 people and operates in 25+ countries around the world.

Where can I learn more about the transaction?

•       For additional information on the combination and its benefits, please read the news release, accessible at this www.Jacobs.com or www.ch2m.com.

•       Refer to the video from CH2M’s Jacque Hinman, Chairman and CEO on the VO providing additional details on the significant benefits for our company and stakeholders.

•       Access information shared in a special stockholders’ call, available on CH2M’s investor website at ir.ch2m.com.

•       Send questions to OurFuture@ch2m.com, so we can post responses when new information becomes available.

Why was Jacobs interested in CH2M?

•       We believe the combination of CH2M with Jacobs creates a robust position with excellent, profitable growth prospects for the combined company serving increasing demand for infrastructure and government services, including water, transportation, environmental and nuclear solutions.

•       Following completion of the transaction, the combined organization should have a leading position in the water and transportation sectors, with one of the broadest and deepest offerings in the environmental industry, while extending our position as a leading Tier 1 service provider to the global nuclear industry.

•       By applying CH2M’s advanced design, technical and program management expertise across Jacobs’ strong global platform and long-standing relationships, the combined organization should be able to deliver more solutions to more clients in both the government and private sector.

•       We believe this transaction presents a win-win for both firms, including for our respective employees, clients and stakeholders.

•       We expect the transaction to deliver significant value given the financial and operational strength CH2M and Jacobs can create together.

How do our businesses match up?

Together, we bring complementary capabilities, with Jacobs investing in services CH2M provides, and minimal overlap:

•       In the environmental & nuclear space, our leadership in nuclear remediation and full-service environmental capabilities, together with Jacobs’ complementary presence in nuclear facilities, will create a leader in nuclear and environmental solutions globally, ranging from planning and compliance to remediation and sustainability.

•       In water, its an opportunity to combine and expand our leading position across Jacobs’ global client base and footprint to establish a premier position with excellent growth prospects.

•       For the high-growth transportation space, where clients face constrained resources and ever-increasing infrastructure needs globally, we’re poised to tackle mega-programs spanning aviation, highways, rail, transit and ports - anywhere in the world - and be the employer of choice.

•       In the oil, gas and chemicals sector, Jacobs’ strong global presence, significant resources and long-term client relationships will help us to deliver even more to our valued clients.

•       In life sciences and semiconductors, Jacobs is considered a global leader in the former; CH2M in the latter. Together well have the ability to deliver integrated solutions for our clients, while also providing significant growth opportunities for our people and the combined company.

•       We each have different national government clients, and combined with Jacobs’ deep relationships and significant technology, management and operations strengths, we will be position to bring more capabilities to more of these clients around the world.

•       The general buildings sector is an area where Jacobs is particularly strong, which will enable us to bring that offering to all of our clients, particularly government clients.

•       Both companies have strengths in program management and construction management, where we’re seeing growing global needs with the increasing scale of projects and programs. Combined, we expect to realize even better opportunities for our people to work on some of the world’s most exciting programs, leveraging Jacobs’ global platform and building upon OUR superb portfolio of iconic projects, tools, and processes for significant, global market scale.

What are the plans for integrating the two companies? Who will lead the integration effort?

An Integration Management Office (IMO) has been established to oversee the integration planning and execution, jointly led by senior executives of both companies:

•       Lisa Glatch, Executive Vice President for Growth and Sales at CH2M, will lead CH2M’s integration effort along with Gary Mandel, most recently Jacobs President of Petroleum & Chemicals.

•       Retaining talent, building on the strong cultural foundations of both companies, ensuring base business performance, and developing and delivering cost and growth synergies are critical success factors identified for integration.

•       A leading, independent management consulting firm has been selected to support the integration.

•       The IMO will apply rigorous processes and protocols to ensure transparency and accountability in capturing synergies targeted, with active involvement of Jacobs’ executive leadership team and engagement of Jacobs’ Board of Directors in oversight.

•       Upon closing of the transaction, integration leaders will begin to execute plans to combine the best of both companies in a way that builds on our collective strengths to create a stronger combined organization.

•       Until the transaction closes late this year, Jacobs and CH2M continue to operate independently as separate, competing companies.

Will any of Jacobs’ or CH2M’s offices be closed as a result of the transaction?

•       We expect decisions about rationalizing the office real estate of both firms to be made with integration as appropriate to ensure we operate efficiently and effectively, and not at the expense of serving clients or growth opportunities.

Who will be combined company’s CEO?

•       Steve Demetriou will continue lead Jacobs as Chairman and CEO.

Where will the combined company be headquartered?

•       Jacobs will continue to be headquartered in Dallas and will continue to maintain a significant presence in Denver, CO.

Will we retain the CH2M name and brand?

•       We expect to become Jacobs, but Jacobs also recognizes the value of the CH2M brand and will be considering this as part of the integration planning process.

•       Jacobs’ intent is to build on our collective successes and create a stronger combined organization moving forward.

•       We fully expect CH2M’s purpose, position, value proposition and cultural strengths to thrive and contribute greatly to the combined organization.

How are our cultures similar or different?

•       In the foundational aspects that matter most, our companies have more similarities than differences, including shared values of safety, integrity and ethics; a common focus on long-term client relationships, delivering on promises; and advancing sustainability.

•       When it comes to people, both companies attract some of the best talent in the industry, and both firms embrace diversity and inclusion, valuing different perspectives, contributions, ideas and capabilities of employees, exemplifying professionalism, respect and dignity.

•       Both organizations are known for excellent safety performance and a culture of caring, with similarities in CH2M’s “TargetZero” and Jacobs’ “Beyond Zero” programs.

•       Both firms demonstrate leadership in integrity and sustainability and both firms have a keen focus on delivering excellence to their clients.

•       Of course, there are bound to be some things we do differently, but we understand that those differences present opportunities to build a stronger culture for the future of the newly combined company.

Where can employees get support?

•       Your manager and HR partner are important resources to listen to your concerns. While they may not have answers to all of your questions at this time, they certainly care about the well-being of employees and can provide perspective throughout the process. We also encourage you to submit questions and concerns to OurFuture@ch2m.com.

•       In addition, you can contact the Employee Assistance Program. U.S. employees can contact the EAP via Magellan Health at www.magellanhealth.com or by calling 1.800.888.CARE (2273); a full contact list for those outside the U.S. is available at: www.magellanhealth.com/global. Please use the password is ch2m.

Should I look for another job?

•       Jacobs places utmost priority on retaining CH2M’s very talented employees to build upon the best practices of both firms collectively. The value of the combined organization is expected to bring greater opportunities for most CH2M employees, and is paramount in integration planning.

•       For this reason, the Integration Management Office will be jointly led by senior executives from both companies, CH2M’s Lisa Glatch and Gary Mandel of Jacobs, with a team including employees from both companies to ensure a comprehensive, focused and disciplined integration process. We will be thoughtful in these decisions.

•       As emphasized by Jacobs Chairman and CEO Steve Demetriou, the combination of CH2M with Jacobs is all about accelerating growth, leveraging our joint capabilities to outperform the competition, to win business and work on the most exciting projects and programs around the world.

Why did CH2M not IPO?

•       We carefully weighed all three options, keeping the interests of our stakeholders foremost in mind—ensuring future opportunities for our employees; access to capital to serve our clients and invest in growth; and liquidity for our stockholders with an attractive, well-deserved return, including: (1) an Initial Public Offering, or “IPO” of CH2M stock; (2) a merger of equals with another company; or (3) a sale of the company.

•       We also considered which options would provide the greatest prospects for us to grow profitably; to compete successfully; and to command and deliver premium value for our services in the marketplace.

How will this strategic combination benefit clients?

•       We believe this transaction is a win-win for all stakeholders, including our clients, as we believe we will be a strong partner for them with new, differentiated services and solutions.

When will the transaction be completed?

•       We expect the transaction to close by the end of this calendar year.

What happens next, between now and completion of the transaction?

•       Today, we still are separate companies and must continue to operate that way, particularly in how we go to industry and interact with clients, suppliers and joint-venture partners. That means business—and competition—as usual for now.

•       First and foremost, continue to serve our clients with distinction! Our clients have entrusted their important projects to us and they expect us to deliver on our promises. Stay the course by providing the thought leadership and talents that make us the best at what we do!

•       We’ll issue a special proxy to shareholders with information about the CH2M Board’s unanimous recommendation to vote in favor of the transaction.

•       We’ll begin the process to obtain appropriate regulatory approvals.

•       As we move ahead we’ll announce additional details about how we’ll become a cohesive, winning, integrated team.

•       While we remain separate companies, we can still plan for integration with one another and learn about our new colleagues.

•       An Integration Management Office has been formed to oversee the integration of the two companies.

•       The IMO team will be jointly led by senior executives of both companies, including Gary Mandel, Jacobs President of Petroleum & Chemicals, Executive Vice President of Integration, and Lisa Glatch, Executive Vice President, Growth and Sales and Executive Vice President of Integration, CH2M.

•       Stay informed with updates on the VO, and email questions at OurFuture@Football.com.

What should I say if I’m contacted by clients or other third parties about the transaction?

•       For the exception of media, if clients or other third parties ask about the transaction, we ask that you emphasize that it is business as usual at CH2M and that we remain committed to providing them with the same excellent service and innovative solutions. And, upon completing the transaction, we expect to become an even stronger partner for clients with the ability to offer new and differentiated services and solutions. For more points regarding how to talk to clients visit the transaction page on the VO.

What should I do if contacted by the news media?

•       Without exception, employees must refer all media inquiries, regardless of topic, to Lorrie Paul Crum at Lorrie.Crum@CH2M.com or Michelle Jones at Michelle.Jones@CH2M.com for handling.

•       With our agreement for CH2M to be acquired by Jacobs comes a heightened requirement for us to manage all media contact in close coordination with one another. This is of critical importance to preserve the integrity of the agreement, customary reviews and consideration by our stockholders, while enabling both companies to honor our obligations to all of our stakeholders.

•       Jacobs will take the lead with all media, including tier-one national, financial and local business and trades, in coordination Lorrie and Michelle for CH2M’s part.

•       We appreciate your understanding and adherence to this requirement.

Why can’t we receive more answers to our questions now?

•       While our agreement with Jacobs presents excellent prospects for our companies, employees and clients, keep in mind that today, we still are separate companies and must continue to operate that way, particularly in how we interact with clients, suppliers and joint-venture partners. The regulatory rules governing this process preclude us from sharing certain information. We know you want answers and in time, we will be in a position to respond further.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/ prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward- looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward- looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors’ discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.